Exhibit 3.2

AMENDMENT TO

THE AMENDED AND RESTATED BYLAWS OF

NETLIST, INC.

The Amended and Restated Bylaws (“Bylaws”) of Netlist, Inc., a Delaware corporation, are hereby amended, effective August 7, 2020, to amend and restate Section 3.3 of Article 3 to read in its entirety as follows:

3.3       Vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant and until his successor shall have been duly elected and qualified.  A vacancy in the Board of Directors shall be deemed to exist under this section in the case of the death, incapacity, removal or resignation of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 3.4 below) to elect the number of directors then constituting the whole Board of Directors. If a vacancy exists as a result of the death or incapacity of the sole remaining director, then such position may be filled by a power of attorney executed by the sole director at any time prior to his or her death or incapacity naming his or her successor to hold office for the unexpired portion of the term of the sole remaining director and until his or her successor shall have been duly elected and qualified.